

January 18, 2013

Mr. Steven H. Benrubi
Chief Financial Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

    Re: The Wet Seal, Inc.
          Form 10-K for Fiscal Year Ended
          January 28, 2012
          Filed March 26, 2012
          File No. 000-18632

Dear Mr. Benrubi:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and
                      Mining